DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 7, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable












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                                   FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      June 6, 2005

3.    Press Release
      -------------

      June 6, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that 4.8 tonnes of BioOil produced at the West Lorne BioOil plant have been fired in the Erie Flooring steam boilers, as part of the demonstration phase of the West Lorne BioOil Cogeneration Project. The test burn was a complete success.

The BioOil was fired at up to 580l/hr, generating a gross heat output of 13MMBTU/hr, fully meeting the boiler's nominal rating of 8000lbs of steam/hr.

The steam produced in the boilers is used to heat Erie Flooring's lumber kilns. BioOil can be used to replace hydrocarbon fuels as a cost competitive, low emissions substitute (No SOx, Low NOx and CO2 Neutral).

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

The combustion at West Lorne demonstrates that DynaMotive's demonstration plant is producing high quality BioOil at a larger scale. This is a major milestone in the company's intent to enter the multi-billion dollar industrial fuels market when it successfully completes the West Lorne BioOil Cogeneration Project. DynaMotive had previously completed successful combustion testing of BioOil at Natural Resources Canada's CANMET Energy Technology Centre.

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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
     (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 6th day of June 2005.


                 DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard Lin"
                                            Richard Lin
                                            Chairman












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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE
FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




























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DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release - June 6, 2005

BioOil Fuels Steam Boiler at West Lorne Opening Opportunities for BioOil as a Clean Substitute for Natural Gas and Other Fossil Fuels

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that 4.8 tonnes of BioOil produced at the West Lorne BioOil plant have been fired in the Erie Flooring steam boilers, as part of the demonstration phase of the West Lorne BioOil Cogeneration Project. The test burn was a complete success.

The BioOil was fired at up to 580l/hr, generating a gross heat output of 13MMBTU/hr, fully meeting the boiler's nominal rating of 8000lbs of steam/hr.

The steam produced in the boilers is used to heat Erie Flooring's lumber kilns. BioOil can be used to replace hydrocarbon fuels as a cost competitive, low emissions substitute (No SOx, Low NOx and CO2 Neutral).

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

The combustion at West Lorne demonstrates that DynaMotive's demonstration plant is producing high quality BioOil at a larger scale. This is a major milestone in the company's intent to enter the multi-billion dollar industrial fuels market when it successfully completes the West Lorne BioOil Cogeneration Project. DynaMotive had previously completed successful combustion testing of BioOil at Natural Resources Canada's CANMET Energy Technology Centre.

Commenting on the results of the firing of BioOil at West Lorne, DynaMotive President and CEO Andrew Kingston said: "This shows that we are well on our way to validating the base commercial case for BioOil as a fuel for industrial heat and power applications. Last year, the Ontario Ministry of the Environment unveiled its Clean Air Action Plan. Under the 10-year plan, emissions of SOx and NOx will be reduced by 50% and 45% respectively from their 1990 levels. Currently, the energy and industrial sectors are major producers of these emissions. DynaMotive and its consortium partner, Classic Power Inc., are uniquely positioned to benefit from these changes because the combustion of BioOil produces no SOx, very low NOx, and is CO2 neutral."

DynaMotive intends to become the world leader in the development of technology to produce competitively priced liquid fuels from biomass. BioOil is produced using patented technology that converts forest and agricultural residues such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities that DynaMotive intends to exploit commercially, upon proof of success of the technology with the West Lorne BioOil Cogeneration Project. The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, would further enhance the market and value for BioOil as an alternative fuel and product source.
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About SDTC
SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality. These solutions deliver environmental, economic and health benefits to Canadians. An arm's length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission

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